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November 9, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Katherine Hsu and Eric Envall

Re:	Huntington Funding, LLC
Registration Statement on Form SF-3
Filed October 14, 2016
File No. 333-214109

On behalf of Huntington Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated November 8, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the above-captioned Registration Statement on Form SF-3. For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on October 14, 2016, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No.1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

General

1.

Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

We confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus.

November 9, 2016

2.	Please also confirm that all revisions made in response in response to our comments will be applied to the application transaction documents, as necessary.

We confirm that all applicable revisions made to the prospectus in response to Staff comments have been made to the transaction documents, as necessary.

Prospectus Cover

3.

Please revise footnote two of the Registration Fee Table to quantify the amount of the prior fee associated with the unsold securities. In addition, please indicate whether the offering registered on the prior registration statement has been completed, terminated, or the registration statement has been withdrawn.

We have revised footnote two of the Registration Fee Table to quantify the amount of the prior fee associated with the unsold securities. We have ceased offering securities under Registration Statement No. 333-203636 and have revised footnote two accordingly.

Use of Proceeds, page 40

4.

We note that proceeds will be used to pay debts of the sponsor or its affiliates. Please revise to include a statement that no expenses incurred in connection with the selection and acquisition of pool assets are payable from the offering proceeds or include bracketed disclosure of the amount of expenses incurred in connection with the selection and acquisition of pool assets that are payable from the offering proceeds. Please refer to Item 1107(j) of Regulation AB.

We have revised the disclosure on page 40 of the prospectus to include a statement to the effect that no expenses incurred in connection with the selection and acquisition of pool assets are payable from the offering proceeds.

Exceptions to Underwriting Criteria, page 51

5.

On page 49, you indicate that where a credit underwriter decides to approve an application that is “Automated-Decline” or “Recommend Decline,” a credit underwriting exception is noted. However, here you indicate that “Recommend Approve,” “Investigate,” and “Recommend Decline” loans will be included as one category within your pool balance and that you will provide a percentage net pool balance of these three categories lumped together. Please explain why these categories of disclosure are appropriate, or revise your disclosure to break-out what percentage each category will make up in your net pool balance. Please also reconcile the disclosure relating to when a credit underwriting exception is noted.

We have revised the disclosure on pages 12 and 52 of the prospectus to clarify the percentage of the net pool balance categorized as (a) “Automated-Approval” (and thus automatically approved), (b) as “Recommend Approve” or “Investigate” (i.e., more information required) and (c) evaluated and approved by a Huntington credit underwriter in accordance with Huntington’s written underwriting guidelines and as “Recommend-Decline”

November 9, 2016

or “Automated-Decline” and therefore subject to a credit underwriting exception. We have also clarified which categories result in a credit underwriting exception.

6.

Please indicate how the credit applications that are included in the receivables but were approved as exceptions to the underwriting criteria deviated from those approved. In addition, please indicate the amount (in addition to the percentage of contracts) that were originated as an exception to the underwriting criteria and include data on the amount and the characteristics of the assets that did not meet the disclosed underwriting standards. Refer to Item 1111(a)(8) of Regulation AB.

We have added disclosure on page 48 of the prospectus regarding the factors taken into account when determining whether receivables in the pool deviated from the underwriting criteria. Because Huntington’s underwriting guidelines use a multi-variable approach to determine whether a receivable is within underwriting guidelines, no single factor would result in a receivable being considered as originated as an exception to the underwriting criteria.

7.

In addition, with respect to those assets that did not meet the disclosed underwriting standards, please revise to disclose the compensating factors used for those loans or explain whether a determination was made that the deviation was not material.

We have added disclosure on pages 12-13 and page 52 of the prospectus regarding the compensating factors considered by underwriters when granting exceptions to Huntington’s underwriting guidelines, including the amount and percentage of contracts by category of compensating factor that supported the grant of an exception to the underwriting guidelines.

8.

We also note your statement that the sponsor elected to include certain receivables because the sponsor’s practice is to securitize all eligible assets in its portfolio using selection procedures that were not known or intended by the sponsor to be adverse to the issuing entity. Please clarify what you mean by “intended by the sponsor to be adverse to the issuing entity.”

We have revised the disclosure on page 52 of the prospectus to delete the language referring to the intentions of the sponsor regarding selection procedures.

Criteria Applicable to Selection of Receivables, page 52

9.

We note that in the list of criteria you will use to select receivables, you include the phrase “among other things.” Please revise to disclose what these other things may be. Refer to Item 1111(a) of Regulation AB.

We have revised the disclosure on page 52 of the prospectus to delete the phrase “among other things” and on page 53 of the prospectus to insert a placeholder regarding the insertion of any additional eligibility criteria for the receivables to be included in the pool assets.

10.

We note your statement that the additional receivables may be added to the pool. Please revise your prospectus where appropriate to include a description of the Rule 193 review for assets that may be added to the pool during the revolving and pre-funding periods and the corresponding Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB disclosure.

November 9, 2016

We have revised the disclosure on page 90 of the prospectus to add a cross reference to the description of the Rule 193 review for assets that may be added to the pool during the revolving and pre-funding periods. Additionally, we have revised the disclosure on page 90 of the prospectus to address the requirements of Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB.

[Asset Level Information], page 53

11.

We note your bracketed disclosure stating that for offerings after November 23, 2016, you will file asset-level information on Form ABS-EE. Please confirm the following with respect to the asset-level information you will file:

•

That at the time of filing your preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus. See Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.

•

That the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division’s website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

•	That each data point included in Form ABS-EE will conform to definition of each item requirement.

•

That, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, you will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

We confirm that, for securitizations in which the initial bona fide offer occurs on or after November 23, 2016:

•

At the time of filing our preliminary prospectus, the asset-level disclosure will be incorporated by reference into the prospectus, and the prospectus will be delivered to investors as contemplated by Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.

•

The Form ABS-EE filed incorporated into any prospectus will include all applicable data points and will comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division’s website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

November 9, 2016

•	Each data point included in Form ABS-EE will conform to the definition of such data point in the applicable item requirement.

•

If additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, we will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

Static Pool Data, page 60

12.

We note your statement that “any different in performance in the pool of receivables compared to prior securitized pools [may be][is more likely to be] more influenced by general macroeconomic conditions than differences in their characteristics.” Revise to disclose your basis for the statement or delete.

We have revised the disclosure on page 60 of the prospectus to delete the statement that “any difference in performance in the pool of receivables compared to prior securitized pools [may be][is more likely to be] more influenced by general macroeconomic conditions than differences in their characteristics”.

Asset Review, page 84

13.

We note your statement that if the servicer notifies the asset representations reviewer that a subject receivable was paid in full by or on behalf of the obligor or repurchased from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of that receivable and the Asset Review of that receivable will be considered complete. Please tell us why the review will be considered complete and for what purpose is the completion of review status used (e.g., whether it will be used for compensation or for investor reporting purposes).

We have revised the disclosure on page 85 of the prospectus and the corresponding provisions of the Asset Representations Review Agreement to change the terminology for a terminated test to “otherwise resolved” to avoid potential confusion that may arise with the use of the term “complete” for an asset review that is terminated because a subject receivable was paid in full or repurchased from the pool. We have further revised the disclosure on page 85 of the prospectus to clarify that a review report will indicate the applicable reason that the asset review was considered resolved. Additionally, we have revised the disclosure on page 84 of the prospectus to clarify that the asset representations reviewer will not be compensated for tests performed during an Asset Review which were not completed prior to notification that a Subject Receivable was paid in full or repurchased.

Requests to Repurchase and Dispute Resolution, page 85

14.	We note your statements about “requesting investors” here and on page 82; however, it is not clear from your disclosure that such “requesting investors” are among the

November 9, 2016

requesting parties that may refer a matter to dispute resolution. Please revise to clarify that they are also requesting parties. If they are not intended to be requesting parties, please tell us why requiring investors to provide “reasonable security or indemnity to the satisfaction of the trustee” would not undermine the trustees´ duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution.

We have revised the disclosure under “Requests to Repurchase and Dispute Resolution” on pages 85-87 of the prospectus and the corresponding provisions in the transaction documents to provide investors with a direct right to request a repurchase and to refer a repurchase dispute to mediation or arbitration. To that end, we have clarified that “requesting investors” are “requesting parties” that may refer a repurchase dispute to mediation or arbitration throughout the prospectus and the transaction documents.

15.	Please revise to clarify that if the parties fail to agree after mediation, they may refer the matter to binding arbitration or court adjudication.

We have revised the disclosure on page 86 of the prospectus and the corresponding provision in Section 3.11(b) of the Receivables Sale Agreement to clarify that if the parties fail to agree after mediation, they may refer the matter to binding arbitration or court adjudication.

Forward-Looking Statements, page 131

16.	Please revise the last sentence under this heading to note that you will update forward-looking statements as required by the federal securities laws.

We have revised the last sentence under the heading “Forward-Looking Statements” on page 133 of the prospectus to clarify that we will update forward-looking statements as required by the federal securities laws.

Exhibits

17.

It appears that you have inadvertently noted that the Static Pool PDF will be filed as an exhibit to Form ABS-EE and incorporated into the prospectus to the extent required by applicable law or regulation. Please revise.

We have deleted the inadvertent reference to the Static Pool PDF being filed as an exhibit to Form ABS –EE. We intend to include the static pool information required by Item 1105 in the prospectus rather than filing the required information separately.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum Angela M. Ulum

cc:	Mark Bjertness

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